Exhibit 99.1

News release

Biofrontera obtains notice of allowance for US patent on innovative illumination protocol

Leverkusen, Germany, December 2, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announces that its wholly owned subsidiary Biofrontera Pharma GmbH has received a notice of allowance from the United States Patent and Trademark office (USPTO) with respect to the patent application “Illumination for Photodynamic Therapy” (US17/234,490), an innovative, pain-reducing illumination protocol for photodynamic therapy (PDT).

“This patented illumination protocol is an important part of Biofrontera’s patent strategy to further protect our FDA-approved combination product, Ameluz® together with our PDT-lamp BF-RhodoLED® and its successor model RhodoLED® XL in the USA,” states Hermann Lübbert, CEO of Biofrontera AG. “Patent protection on either part of the FDA-combination approval increases our competitive advantage and is likely to hinder generic competition in the US market.”

The patent application claims a method for photodynamic therapy in which a dynamic and innovative illumination protocol is implemented. This protocol consists of changing illumination intensities combined in a predefined order with interruptions of the illumination to specifically modulate and reduce pain perception for the patient. The new illumination protocol aims at combining the high efficacy of Ameluz® with a built-in-tool for pain reduction and could thus become a new standard-of-care in PDT.

As implementation of the patented invention to Biofrontera’s medical devices merely requires the installation of a software, it can potentially be rolled-out to both BF-RhodoLED® and BF-RhodoLED® XL. To include this illumination protocol in the US prescribing information, Biofrontera will start a phase III trial for the treatment of actinic keratoses on the face and scalp with 3 tubes of Ameluz® and the RhodoLED® XL lamp involving the new protocol in 2022.

This application constitutes a continuation-in-part of the US nationalization application US17/056,170, which is based on the international application PCT/EP2019/064642, and thus claims the same priority date of June 5, 2019. The continuation-in-part had been filed as a fast-track application on 19 April 19, 2021 and an allowance was achieved in less than 8 months.

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Biofrontera AG

Anke zur Mühlen, Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.